April 2, 2019

Gregory R. Friedman
Chief Financial Officer
Corteva, Inc.
974 Centre Road
Wilmington, DE 19805

       Re: Corteva, Inc.
           Amendment No. 2 to
           Registration Statement on Form 10-12B
           Filed March 19, 2019
           File No. 001-38710

Dear Mr. Friedman:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Exhibit 99.1

Description of Our Capital Stock
Exclusive Forum, page 207

1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the
      Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange
      Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
      22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, also revise your prospectus to state that there is uncertainty as to whether a court would enforce such
 Gregory R. Friedman
Corteva, Inc.
April 2, 2019
Page 2
      provision, and that stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, also ensure that the exclusive forum provision in the governing documents states this clearly. Similarly revise the carryover risk factor on pages 49-50.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Beverly Singleton, Staff Accountant, at (202) 551-3328 or Melissa
Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams,
Attorney-Advisor, at (202) 551-3217 or Anne Nguyen Parker, Assistant Director, at (202) 551-
3611 with any other questions.



                                                           Sincerely,
FirstName LastNameGregory R. Friedman
                                                           Division of
Corporation Finance
Comapany NameCorteva, Inc.
                                                           Office of
Transportation and Leisure
April 2, 2019 Page 2
cc:       Brian V. Breheny
FirstName LastName